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                                                                  CONFORMED COPY



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1933



                         For the month of November 2004




                                BANCOLOMBIA S.A.
                                ----------------
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F      X                   Form 40-F
                     -------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


         Yes                                No            X
                     -------                           -------

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)


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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).


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                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               BANCOLOMBIA S.A.
                                                 (Registrant)




Date: November 12, 2004                        By /s/ JAIME ALBERTO VELASQUEZ B.
                                                  ------------------------------
                                               Name: Jaime Alberto Velasquez B.
                                               Title: Vice President of Finance




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[BANCOLOMBIA LOGO]                                                      CIB
                                                                       LISTED
                                                                        NYSE




           FITCH RATINGS ASSIGNS LONG TERM DEBT RATINGS TO BANCOLOMBIA


MEDELLIN, COLOMBIA. NOVEMBER 12, 2004



Today Fitch Ratings, an international rating agency, has for the first time assigned the following ratings to Bancolombia and its subsidiaries: Long-term foreign currency `BB', Short-term foreign currency `B', Long-term local currency `BBB-' Short-term local currency `F3' and Individual `C'. The Outlook on the Long-term debt ratings is stable. At the same time, the bank's support rating was affirmed at `3'.
















--------------------------------------------------------------------------------
CONTACTS
JAIME A. VELASQUEZ      MAURICIO BOTERO         FAX: (574) 2317208
FINANCIAL VP            IR MANAGER              WWW.BANCOLOMBIA.COM
TEL.: (574) 5108666     TEL.: (574) 5108866     INVESTORRELATIONS@BANCOLOMBIA.CO